Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200
ESRX: Building on Proven Value Through Innovation and Execution January 2007

ESRX: Building on Proven Value Proven history of producing value through innovation and execution Core profit generators hitting on all cylinders Growth potential remains strong, with wind at our back Current PE ratio historically low for comparable growth ESRX is bullish on the industry, and on its ability to innovate and execute within the industry

The Pharmacy Landscape Retail Pharmacy Rx Wholesaler/ Generic Mfg Pharmaceutical Manufacturer Home Delivery Creates retail networks and obtains retail discounts Develops formularies and obtains manufacturer discounts Negotiates with generic manufacturers and wholesalers Operates home delivery pharmacies Provides clinical programs to affect drug use Handles claims processing and billing for plan sponsors Educates and assists members ESRX generates proven value by working on behalf of plan sponsors and their members Plan sponsor Patient SUPPLY DISTRIBUTION

How We Make Money Multiple sources of margin for ESRX ESRX continues to have multiple and dynamic sources of margin, primarily fueled by generics, home delivery and specialty Rxs Brand in retail Brand in mail Specialty Generic in retail Admin fee Program fees Spread Rebate & admin fee sharing ALIGNMENT Express Scripts margins are highest on scripts that save plan sponsors and patients the most money: generics, mail order, and generics in mail order. Generic in mail $ $ $$ $$ $ $$$$ $$$$$ $

Ongoing innovation and execution Profit Generators: Hitting on All Cylinders ESRX's fundamental business model is strong ESRX's fundamental business model continues to produce outstanding results for stockholders, plan sponsors and patients Generics Mail Specialty Today 5 5 5 Potential 55 55 55 58% ~ 80% Generics Mail Specialty Today 5 5 5 Potential 55 55 55 24% ~ 60% Generics Mail Specialty Today 5 5 5 Potential 55 55 55 49% Generics Home Delivery Specialty Generic fill rate Mail penetration Specialty penetration ~ 70%

ESRX Growth Powered by Innovation and Execution Ongoing innovation and execution in a dynamic environment help fuel ESRX's growth 1990 '91 '92 '93 '94 '95 '96 '97 '98 '99 2000 '01 '02 '03 '04 '05 '06 '07 East 3 6 7.4 21.9 31.1 49.1 66.2 84.9 135.4 243.1 288.5 357.4 439.6 479.4 517.5 563.3 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Retail networks 3-tier benefit Preferred Savings Grid Step therapy Generics Today Pharma rebates High Performance Formulary Continuous development of products and services that meet and lead market needs Rx Volume (millions) Rx count = retail + (3 x mail) + specialty; counts for 1999/2000 exclude UHC Biogenerics Execution = achieving financial goals while enhancing client and member satisfaction

Generics Greater use of generics can save more than $20B each year ESRX applies innovative thinking and an independent business model to deliver results Lipitor Crestor Vytorin Generics* ESRX -0.22 0.0515 0.0454 0.123 National -0.087 0.022 0.025 0.04 * Represents the portion of Lipitor share that was converted to Zocor (simvastatin) and other generic statins Change in Statin Market Shares, 2006 $100M in savings for ESRX clients and members... .... achieved one patient at a time while maintaining or growing satisfaction ESRX Client Retention 90% 91% 93% Willingness to Recommend ESRX 90% 94% 94% Client Satisfaction with ESRX 94% 97% 96% Overall Member Satisfaction with ESRX 95% 95% 95% 2004 2005 2006 ( as of Q3)

Specialty - Biogenerics Creation of biogenerics pathway will unlock $70B+ over next decade Opportunities in specialty opportunities are large and growing for PBMs who innovate and execute effectively on behalf of plan sponsors Impact of biogenerics pathway Class EPOs for anemia Insulin Interferons for MS Growth hormone Total Savings, 10 yrs $ 40.7B $ 16.1B $ 13.7B $ 0.6B $ 71.2B Actively working with Congress to create biogenerics pathway Helping wring waste from traditional rx to help plan sponsors fund specialty medications Educating plan sponsors about specialty management options ESRX Leading the Way

Express Scripts Historical Forward P/E Express Scripts is trading at a significant discount to historical P/Es

ESRX: Building on Proven Value Proven history of producing value through innovation and execution Core profit generators hitting on all cylinders Growth potential remains strong, with wind at our back Current PE ratio historically low for comparable growth ESRX is bullish on the industry, and on its ability to innovate and execute within the industry

ESRX and CMX: Accelerating the Generation of Value Through Innovation and Execution

Transaction Update Express Scripts launched a $25 billion Exchange Offer to acquire Caremark, which will deliver superior value to stockholders Fully committed financing provided by Citigroup and Credit Suisse Filed for HSR approval and confident that regulatory requirements will be met in a timely manner, with transaction expected to close third quarter of 2007 Nominated slate of directors on January 8, 2007 Proxy in opposition to proposed CVS / Caremark merger Express Scripts has put forth a superior proposal and has taken the necessary steps to complete this transaction

ESRX / CMX Transaction is in the Best Interests of Stockholders, Plan Sponsors, and Patients Solid strategic rationale Retains focus on proven profit generators: generics, mail, specialty Delivers rapid and straightforward synergies, not speculative ones Puts stockholders, clients and members first by protecting PBM independence Creates opportunities for rapid dissemination of best practices across enterprise Concrete financial benefits Attractive mix of stock and cash rather than lopsided toward stock Straightforward assessment of offer value rather than "extraordinary" dividends and downstream stock repurchase plans Strong underlying currency of ESRX that is in line with CMX past performance Broad acceptance by plan sponsors CMX clients undeniably attracted to ESRX as evidenced by history of outstanding takeaway performance by ESRX, especially among Fortune 500 companies ESRX enjoys very high client satisfaction and retention PBM clients primarily interested in price and ability to manage drug spend, not mergers Proven management team Outstanding record of growth under current management team Repeated and successful integration of acquisitions

Conflicts Inherent to Retail Ownership Vertical integration with retail introduces conflicts of interest and threatens savings Retail Drug choice Drug utilization Channel choice Overall retail discounts Fundamental business model Likely to be biased towards higher priced drugs Maximize number of fills Biased to its own stores Make money when patients and clients SPEND money; unproven model (i.e., dependent on foot traffic) Prefers generics, lower-cost brands Clinically driven prior authorization, drug quantity and step therapy Channel choice based on lower plan sponsor cost (e.g., mail) Make money when patients and clients SAVE money; independent model validated by marketplace Other retailers hesitant to give improved discounts to competitor Retailers willing to improve discounts to be included in networks Independent PBM

Market Punishes PBMs that Lack Independence History validates the independent model Lilly 1994 Rite Aid 1999 Advance 2000 SmithKline 1994 ESRX 1999 Merck 1993 Spin-off 2003 Change in Value - 63% - 34% - 70% 21% (2% APR) AVG LOSS IN VALUE - 36% $4.1B $1.5B $1.0B $2.3B $0.7B $6.5B $7.9B Transaction Value (1) Acquiror (1) Transaction Value for target at closing. Vertical integration destroys independence, and with it, value PCS Sale DPS Sale Medco Spin-off

CVS / CMX Scheme Unlikely to Work "Between 2004 and 2010 the supply of all community pharmacists is expected to increase only 7.8% vs an estimated 27% increase in number of prescriptions dispensed." - NACDS "Industry Facts at a Glance"; Jan 23rd, 2007 Average length of time to recruit a pharmacist increased 14% from 2002 to 2005 - American Society for Health-System Pharmacists, 2005 Survey In 2005, 89% of pharmacy directors reported a shortage of experienced pharmacists - American Society for Health-System Pharmacists, 2005 Survey "Improved access to pharmacist" "Consultation with pharmacist by participant" "Higher substitution rates at point of sale" "In-store Medicare/specialty consultation and enrollment" CVS / CMX Claims... .... Run Afoul of the Facts Their plan relies heavily on the availability of already overworked pharmacists by promising:

Best and Brightest Innovating for Continued Growth Powerfully positioned to meet challenges Specialty: how to deal with expensive therapies with modest health benefits? Personalized medicine: how to manage drugs tailored for individuals? Consumerism: how to meaningfully activate patients to become savvy, informed consumers? The new elderly: how to meet rising expectations of the upcoming wave of baby boomers? ESRX / CMX combination allows best and brightest to help plan sponsors meet upcoming challenges in pharmacy management CVS CMX Two companies with conflicting models run in parallel; little / no overlap in expertise Horizontal integration upgrades expertise Vertical integration leaves expertise "as is" ESRX CMX Best-in-class PBM experts working together on behalf of plan sponsors

ESRX and CMX The power of independence and proven value generation Powerful strategic rationale Identifiable and achievable synergies Strong free cash flow and rapid debt reduction Superior currency and certainty of value Management team with history of earnings growth, superior stockholder returns, and successful acquisitions and integrations Our offer for CMX offers a proven and innovative strategic rationale

This presentation contains "forward-looking statements," including, among other statements, statements regarding the proposed business combination between Express Scripts and Caremark, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as "anticipate", "expect", "project", "believe", "plan", "estimate", "intend", "will", "may" and similar expressions are intended to identify forward looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Express Scripts. Relevant risks and uncertainties include those referenced in Express Scripts' filings with the Securities and Exchange Commission ("SEC") (which can be obtained as described in "Additional Information" below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. Risks and uncertainties relating to the proposed transaction include: Express Scripts and Caremark will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Caremark's operations with Express Scripts will be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Express Scripts assumes no obligation to update any forward-looking statements as a result of new information or future events or developments. Safe Harbor: Forward Looking Statements

Safe Harbor: Forward Looking Statements IMPORTANT INFORMATION Express Scripts has filed a preliminary proxy statement in connection with Caremark's special meeting of stockholders at which the Caremark stockholders will consider the CVS Merger Agreement and matters in connection therewith. Express Scripts stockholders are strongly advised to read that preliminary proxy statement and the accompanying form of GOLD proxy card, as they contain important information. Express Scripts also intends to file a proxy statement in connection with Caremark's annual meeting of stockholders at which the Caremark stockholders will vote on the election of directors to the board of directors of Caremark. Express Scripts stockholders are strongly advised to read this proxy statement and the accompanying proxy card when they become available, as each will contain important information. Stockholders may obtain each proxy statement, proxy card and any amendments or supplements thereto which are or will be filed with the Securities and Exchange Commission ("SEC") free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com. In addition, this material is not a substitute for the prospectus/offer to exchange and registration statement that Express Scripts has filed with the SEC regarding its exchange offer for all of the outstanding shares of common stock of Caremark. Investors and security holders are urged to read these documents, all other applicable documents, and any amendments or supplements thereto when they becomes available, because each contains or will contain important information. Such documents are or will be available free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com. Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Express Scripts or Caremark shareholders in connection with the proposed transaction. Information about Express Scripts' directors and executive officers is available in Express Scripts' proxy statement, dated April 18, 2006, filed in connection with its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction or regarding Caremark's special meeting to approve the proposed merger with CVS. We have also filed additional information regarding our solicitation of stockholders with respect to Caremark's annual meeting on a Schedule 14A pursuant to Rule 14a-12 on January 9, 2007.